Exhibit 2.1

AMENDING AGREEMENT

THIS AMENDING AGREEMENT (this "Agreement") dated for reference the 30th day of July, 2004, by and between Pan American Energy Corp., a Nevada corporation ("PAEC") and Morgan Beaumont, Inc., a Florida corporation ("MBI"), (together the "Parties") amends Agreement and Plan of Reorganization dated May 10, 2004.

WHEREAS:

A. On May 10, 2004, PAEC and MBI entered into an agreement and plan of reorganization (the "Merger Agreement") whereby MBI agreed to have its stockholders sell to PAEC all the issued and outstanding shares (the "Shares") of MBI in exchange for shares of PAEC (the "Merger"). On close of the Merger MBI is to merge into PAEC. This agreement was subsequently amended June 22, 2004.

B. This Amending Agreement replaces the June 22, 2004 amending agreement in its entirety.

NOW THEREFORE, for valuable consideration and upon the mutual covenants and promises contained herein, the parties hereto agree as follows:

  Subsection 1.6 of the Merger Agreement is replaced with the following:

"1.6 Conversion of PAEC and MBI Common Stock.
    At the Effective Time, for every seven point eight five one three (7.8513) shares of MBI Common Stock, par value $0.001 per share ("MBI Common Stock"), upon the terms and subject to the conditions set forth below shall be converted automatically into one share (the "Exchange Ratio") of Surviving Corporation Common Stock par value $0.001 per share ("Newco Common Stock"). An aggregate total of approximately thirteen million (13,000,000) shares of Newco Common stock will be issued for all of the issued and outstanding MBI Common Stock. Accordingly, at the Effective Time, the Shareholders of MBI will hold approximately 32.5% of the issued shares of the Newco Common Stock in the Surviving Corporation."
  Subsection 5(2) of the Merger Agreement is replaced with the following:

  "5.2 MBI shall promptly submit this Agreement and the transactions contemplated hereby to their stockholders for approval and adoption as required by law."

  Subsection 5.6 of the Merger Agreement is replaced with the following:

  "5.6 Reduction of Outstanding Share Capital. PAEC's issued and outstanding share capital will be reduced from 60,325,000 shares of PAEC Common Stock to approximately 27,025,000 shares of PAEC Common Stock. This capital reduction will be obtained by the cancellation of certain PAEC Shares prior to or concurrently with the Closing. Mr. Scott Houghton and Ms. Kornia Houghton will cancel approximately thirty-two million five hundred thousand (33,300,000) shares of Common Stock of PAEC held in their names."

  All other terms of the Merger Agreement will remain the same.

  The Merger Agreement remains in full force and effect except as expressly amended by this Amending Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.
MORGAN BEAUMONT, INC. (FL)	PAN AMERICAN ENERGY CORP. (NV)

/s/ Cliff Wildes	/s/ Scott Houghton
______________________________	______________________________
By: Cliff Wildes	By: Scott Houghton

Mr. Scott Houghton and Ms. Korina Houghton, by their signatures below agree to abide by subsection 5.6 of this Agreement in their personal capacities.

/s/ Scott Houghton	/s/ Korina Houghton
______________________________	______________________________
By: Scott Houghton	By: Korina Houghton